PETRO RESOURCES CORPORATION
5100 Westheimer, Suite 200
Houston, TX 77056

July 21, 2006

VIA FACSIMILE (202) 772-9369
AND EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 7010
Washington, D.C. 20549-7010
Attention: Jason Wynn, Esq.

Re:	Petro Resources Corporation
Registration Statement on Form SB-2
File No. 333-132596

Dear Mr. Wynn:

Petro Resources Corporation (the “Company”) hereby requests that the effectiveness of the above-referenced registration statement be accelerated to 12:00 noon, Eastern Time, on Wednesday, July 26, 2006, or as soon thereafter as practicable.

The Company hereby acknowledges that:

1.	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Petro Resources Corporation

By:  /s/ Wayne Hall
       Wayne Hall, President